SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 10)

GRAHAM HOLDINGS COMPANY

(formerly THE WASHINGTON POST COMPANY)

(Name of Issuer)

CLASS B COMMON STOCK

(Title of Class of Securities)

384637104

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2014

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 2 OF 8 PAGES

1	NAMES OF REPORTING PERSONS Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,727,765 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,765 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7% (see Item 5)
14	TYPE OF REPORTING PERSON* IN, HC

*	See instructions

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 3 OF 8 PAGES

1	NAMES OF REPORTING PERSONS Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,727,765 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,765 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 4 OF 8 PAGES

1	NAMES OF REPORTING PERSONS National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 931,289 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,289 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 5 OF 8 PAGES

1	NAMES OF REPORTING PERSONS National Fire & Marine Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 648,165 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,165 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 6 OF 8 PAGES

1	NAMES OF REPORTING PERSONS Berkshire Hathaway Homestate Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 148,311 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,311 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 7 OF 8 PAGES

This Amendment No. 10 to Schedule 13D amends and supplements the information set forth in Items 3, 4, 5.a., 5.c., 6 and 7 of the Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on June 1, 1973 (the “13D”), as subsequently amended thereafter, with respect to the shares of Class B Common Stock (“Class B Stock”) of Graham Holdings Company (formerly The Washington Post Company, the “Issuer”). This Amendment No. 10 also updates the previously reported information as to the beneficial ownership of Warren E. Buffett and of the following entities (collectively, the “Berkshire Entities”) — Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), National Indemnity Company, a Nebraska corporation (“NICO”), National Fire & Marine Insurance Company, a Nebraska corporation (“NFMIC”), and Berkshire Hathaway Homestate Insurance Company (formerly Cornhusker Casualty Company) , a Nebraska corporation (“Homestate”) — of Class B Stock of the Issuer as of April 10, 2014. Mr. Buffett and the Berkshire Entities are referred to herein collectively as “Reporting Persons”.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

In connection with the intercompany transfers of shares of Class B Stock to NICO described below in Item 5.c. (the answer to which is incorporated herein by reference), no funds were used in connection with the dividend of shares of Class B Stock to NICO described in Item 5.c.(1), and NICO used internally generated funds to fund the intercompany purchase of shares of Class B Stock from NLFIC described in Item 5.c.(2), and no borrowed funds were involved.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 10, 2014, the Berkshire Entities, the Issuer and Miami Station Split Co. (“Split Co.”) entered into a definitive agreement for Berkshire to acquire Split Co., a wholly-owned subsidiary of the Issuer that will include (i) WPLG, a Miami-based television station, (ii) a number of shares of Berkshire Class A common stock and Class B common stock currently held by the Issuer and (iii) an amount of cash, in exchange for a number of shares of the Issuer’s Class B Stock currently owned by the Berkshire Entities. The specific number of shares of the Issuer’s Class B Stock and of Berkshire’s Class A common stock and Class B common stock, as well as the specific amount of cash, to be included in the proposed transaction will be determined on the closing date based on certain factors, including the market prices of such shares at that time. In the Exchange Agreement, the parties have made customary representations and warranties and have agreed to customary covenants relating to the exchange transaction. The Issuer and the Berkshire Entities have also agreed to indemnify each other for losses arising from certain breaches of the Exchange Agreement and for certain other liabilities.

Also on April 10, 2014, the Berkshire Entities, the Issuer and Split Co. entered into the Tax Matters Agreement in connection with the proposed transaction contemplated by the Exchange Agreement. The Tax Matters Agreement governs the respective rights, responsibilities and obligations of the Berkshire Entities and Split Co., on the one hand, and the Issuer, on the other hand, with respect to tax liabilities and benefits and other matters regarding taxes. With respect to taxes other than those incurred in connection with the proposed transaction, the Issuer has agreed to indemnify the Berkshire Entities against tax liabilities of or attributable to Split Co. for taxable periods before the closing of the proposed transaction, and the Berkshire Entities have agreed to indemnify the Issuer against tax liabilities of or attributable to Split Co. for taxable periods after the closing. The Issuer and the Berkshire Entities have also agreed to indemnify each other for tax liabilities resulting from the failure of the proposed transaction to qualify for its intended tax treatment to the extent such failure results primarily from breaches of certain representations or covenants made by, or from certain actions or omissions of, the Issuer or the Berkshire Entities, respectively. The Tax Matters Agreement also imposes certain restrictions on the parties’ future activities that are designed to preserve the intended tax treatment of the proposed transaction.

The proposed transaction is subject to regulatory approvals and other customary closing conditions. In addition, there are certain termination rights relating to minimum trading prices of the stock of the Issuer and Berkshire on the closing date, and to a minimum value of the television station for purposes of the transaction on the closing date. The terms of the parties’ agreements with respect to the transaction are set forth more fully in the Exchange Agreement and Tax Matters Agreement attached respectively as Exhibits 1 and 2 hereto (the “Exchange Agreement” and the “Tax Matters Agreement”), which are incorporated herein by reference. The foregoing descriptions of the Exchange Agreement and Tax Matters Agreement do not purport to be complete and are subject, and qualified in their entirety by reference, to the full text of the Exchange Agreement and the Tax Matters Agreement filed as Exhibits 1 and 2 to this Amendment No. 10.

Item 5. Interest in Securities of the Issuer.

Item 5.a. is hereby amended and restated in its entirety as set forth below:

a.         NICO is the holder of 931,289 shares of Class B Stock, which, to the knowledge of the Reporting Persons, constitute approximately 14.9% of the Issuer’s outstanding Class B Stock. NFMIC is the holder of 648,165 shares of Class B Stock, which, to the knowledge of the Reporting Persons, constitute approximately 10.4% of the Issuer’s outstanding Class B Stock. Homestate is the holder of 148,311 shares of Class B Stock, which, to the knowledge of the Reporting Persons, constitute approximately 2.4% of the Issuer’s outstanding Class B Stock. The percentages of outstanding shares stated herein are based on the number of shares of Class B Stock disclosed as outstanding on the Issuer’s Definitive Proxy Statement filed with the Commission on March 26, 2014.

Mr. Buffett may be deemed to control Berkshire, which controls NICO, NFMIC, and Homestate. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the shares of Class B Stock held by NICO, NFMIC, and Homestate.

To the knowledge of the Reporting Persons, no other officers or directors of any of the Berkshire Entities have beneficial ownership of the Class B Stock of the Issuer.

Item 5.c. is hereby amended to add the following:

c.         There have been no transactions in the class of securities reported on this Schedule 13D effected since the filing of Amendment No. 9 to this 13D on March 12, 2014, except as set forth below:

(1) National Indemnity Company of Mid America, an Iowa corporation and formerly a Reporting Person under this 13D, transferred 18,494 shares of Class B Stock to NICO, its parent, on April 3, 2014 as part of an ordinary stockholder dividend paid to NICO. The shares were valued at $725.36 per share (the closing price of the Class B Stock on the New York Stock Exchange on April 2, 2014).

(2) National Liability & Fire Insurance Company, a Connecticut corporation and formerly a Reporting Person under this 13D (“NLFIC”), sold 36,985 shares of Class B Stock to NICO, its affiliate, on March 28, 2014 with a settlement date of March 31, 2014. The price paid by NICO to NLFIC for the shares was $705.59 per share (the closing price of the Class B Stock on the New York Stock Exchange on March 28, 2014).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The amendment to Item 4 set forth above is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit No.	Description

1	Exchange Agreement, dated as of April 10, 2014, by and among the Berkshire Entities, the Issuer and Split Co. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated April 11, 2014)

2	Tax Matters Agreement, dated as of April 10, 2014, by and among the Berkshire Entities, the Issuer and Split Co. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated April 11, 2014)

3	Joint Filing Agreement Pursuant to Rule 13d-1(k)(1) (previously filed as Exhibit 2 to Amendment No. 8 to the Schedule 13D of the Reporting Persons, filed on February 12, 2014, and incorporated herein by reference).

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 8 OF 8 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: April 11, 2014

WARREN E. BUFFETT

/S/ WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Name:	Warren E. Buffett
Title:	Chairman & Chief Executive Officer

NATIONAL INDEMNITY COMPANY

NATIONAL FIRE & MARINE INSURANCE COMPANY

BERKSHIRE HATHAWAY HOMESTATE INSURANCE COMPANY

By:	/s/ Warren E. Buffett
Name:	Warren E. Buffett
Title:	Attorney-in-Fact